UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 ordinary shares, €1.00 nominal value per share
(Title of Class of Securities)

846517100
(CUSIP Number)

John H. Lewis
Osmium Partners, LLC
5 Ross Ave
San Anselmo, CA 94960
(415) 235-5089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	13D	Page 1 of 8 pages
1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
87,869

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
87,869

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 846517100	13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 846517100	13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 846517100	13D	Page 4 of 8 pages
1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 846517100	13D	Page 5 of 8 pages
1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 846517100	13D	Page 6 of 8 pages
1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 846517100	13D	Page 7 of 8 pages
EXPLANATORY NOTE

This Amendment No. 4 (this “Schedule 13D Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 29, 2021, as amended by Amendment No. 1 filed with the SEC on December 28, 2022, Amendment No. 2 filed with the SEC on January 5, 2023 and Amendment No. 3 filed with the SEC on November 1, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”) and is being filed on behalf of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), Osmium Capital, LP, a Delaware limited partnership (“Fund I”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), Osmium Diamond, LP, a Delaware limited partnership (“Fund IV” and together with Fund I, Fund II and Fund III, the “Funds”) and John H. Lewis, the controlling member of Osmium Partners (together with Osmium Partners and the Funds, the “Reporting Persons”), with respect to American Depositary Shares (“ADSs”), each representing 0.1 ordinary shares, €1.00 nominal value per share (“Ordinary Shares”), of Spark Networks SE, a German corporation (the “Issuer”)

The Reporting Persons are filing this Schedule 13D Amendment to report changes in the Reporting Persons’ beneficial ownership of ADSs since the date of the last amendment of the Schedule 13D.

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 2,625,475 Ordinary Shares outstanding on August 8, 2023, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 23, 2023.

Each Reporting Person disclaims beneficial ownership with respect to any ADSs other than those owned directly and of record by such Reporting Person.

(b) The information contained in Item 5(a) and lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

(c) During the past sixty days, the Reporting Persons have effected the following transactions in ADSs:

•	On October 26, 2023, the Funds sold 92,000 ADSs at prices ranging between $0.0250 to $0.0410, inclusive, with a weighted average price of $0.0352 per ADS, in the following amounts:

Reporting Person	Amount Sold
Fund I	46,000
Fund II	13,800
Fund III	18,400
Fund IV	13,800

•	On October 27, 2023, the Funds sold 743,000 ADSs at prices ranging between $0.0125 to $0.0230, inclusive, with a weighted average price of $0.0142 per ADS, in the following amounts:

CUSIP No. 846517100	13D	Page 8 of 8 pages
Reporting Person	Amount Sold
Fund I	371,500
Fund II	111,450
Fund III	111,450
Fund IV	148,600

•	On November 7, 2023, the Funds sold 377,457 ADSs at prices ranging between $0.0200 to $0.0380, inclusive, with a weighted average price of $0.0302 per ADS, in the following amounts:

Reporting Person	Amount Sold
Fund I	170,873
Fund II	69,901
Fund III	49,590
Fund IV	87,093

•	On November 8, 2023, the Funds sold 343,412 ADSs at prices ranging between $0.0200 to $0.0250, inclusive, with a weighted average price of $0.0228 per ADS, in the following amounts:

Reporting Person	Amount Sold
Fund I	155,462
Fund II	63,596
Fund III	45,117
Fund IV	79,237

•	On November 9, 2023, the Funds sold 380,236 ADSs at prices ranging between $0.0164 to $0.0165, inclusive, with a weighted average price of $0.0165 per ADS, in the following amounts:

Reporting Person	Amount Sold
Fund I	172,132
Fund II	70,415
Fund III	49,955
Fund IV	87,734

•	On November 10, 2023, the Funds sold 2,584,397 ADSs at prices ranging between $0.0061 to $0.015, inclusive, with a weighted average price of $0.0109 per ADS, in the following amounts:

Reporting Person	Amount Sold
Fund I	1,169,950
Fund II	478,602
Fund III	339,535
Fund IV	596,310

•	On November 10, 2023, Mr. Lewis sold 233,111 ADSs at prices ranging between $0.0120 to $0.0154, inclusive, with a weighted average price of $0.0125 per ADS.

•	On November 13, 2023, Mr. Lewis sold 21,382 ADSs at $0.01 per ADS.

(d) None.

(e) As a result of the transactions described in this Item 5, as of November 13, 2023, the Reporting Persons cease to be the beneficial owner of more than 5% of the Issuer’s equity securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP, and
Osmium Diamond, LP